FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Seabridge Gold Inc. ("Seabridge" or the "Company")
Suite 400 - 106 Front Street East
Toronto, ON M5A 1E1

Item 2: Date of Material Change

February 12, 2026

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on February 12, 2026 through Newsfile/TSX and a copy has been filed under Seabridge's profile on SEDAR.

Item 4: Summary of Material Change

The Company announced that effective March 31, 2026, Christopher Reynolds will retire as Vice President Finance & Chief Financial Officer, and Greg Martin is appointed Chief Financial Officer effective of March 31, 2026. Greg Martin will join the Company March 2, 2026 to ensure a smooth transition.

Item 5:

5.1 Full Description of Material Change

Please see attached Schedule "A"

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Rudi Fronk, Chair and Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9: Date of Report

February 12, 2026.

___________________

Rudi Fronk, Chair & CEO

Schedule A

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	February 12, 2026

Seabridge Gold Announces Key Management Changes

Toronto, Ontario… Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) announced today the upcoming retirement of its Chief Financial Officer, Chris Reynolds. After 15 years of dedicated service, Chris will step down from the role effective March 31, 2026, following completion of the 2025 audit and filing the annual financial statements. He leaves behind a legacy of financial stewardship, strategic growth, and lasting relationships.

Chris became part of the team in 2011 and played an important role in advancing Seabridge through significant change and growth. He established a strong focus on financial reporting, built a finance team, cultivated cybersecurity and risk management, and helped secure ongoing funding to advance key projects - all of which have been crucial to Seabridge's ongoing success. The company values Chris's dedication, leadership, and contributions throughout his tenure.

"It has been an honor to serve as CFO of Seabridge Gold," said Chris. "I am proud of what we have accomplished together and have great confidence in the company's future."

With the retirement of Chris, Seabridge is pleased to announce the appointment of Greg Martin as its Chief Financial Officer effective March 31, 2026. Greg will join Seabridge on March 2nd to ensure a smooth transition with Chris. Greg brings deep experience in the areas of corporate finance, treasury, corporate development and building strong teams. Greg has recently held the role of CEO of Nevada Copper, EVP and CFO at SSR Mining, and other executive roles with NovaGold, Zincore Metals, and Placer Dome. He has managed acquisitions and significant joint ventures in the mining industry which will prove valuable for the establishment of a joint venture on our KSM project. His diverse background and education underline his strategic mindset, adaptability, and competitive drive.

"We are excited to welcome Greg to our leadership team," said Rudi Fronk, CEO. "With his deep expertise in financial management and strategic planning, we are confident that he will be a great addition to the executive team and help drive our company's next phase of development as a joint venture partner and producer."

Greg commented, "I am thrilled to join Seabridge Gold at a pivotal juncture for the KSM project and the Company. I look forward to working with this talented team to continue building on its success."

Seabridge is also pleased to announce the promotion of current Finance Director, Hassan Esmaeili, to Vice President, Finance. Hassan joined Seabridge in 2018 and has over 20 years of extensive experience in financial reporting, auditing and systems with organizations such as DeBeers and KPMG. With the addition of Greg and the promotion of Hassan, Seabridge's finance team continues to possess depth and invaluable experience.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, the OTC, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email: info@seabridgegold.com